Exhibit 99.9

Not for release to U.S. wire services or distribution in the United States

17 July 2019

ASX Market Announcements

ASX Limited

Level 6, Exchange Centre

20 Bridge Street

Sydney NSW 2000

Immutep Limited (ASX Code: IMM) – Mailing of Offer Booklet for Entitlement Offer

Immutep Limited (ASX: IMM) (Immutep or the Company) is pleased to announce that it has today mailed a copy of the Entitlement Offer Booklet (together with a personalised entitlement and acceptance form) to eligible shareholders of the Company.

The Entitlement Offer Booklet contains information in relation to the Company’s entitlement offer (being a pro rata non-renounceable entitlement offer), details of which were announced to the market on 9 July 2019 (Entitlement Offer).

Entitlement Offer

The Entitlement Offer opened (Sydney, Australia time) on 16 July 2019 and is expected to close at 5.00pm (Sydney, Australia time) on 30 July 2019. The mailing of the Entitlement Offer Booklet (and personalised entitlement and acceptance forms) to eligible shareholders was completed today, 17 July 2019.

Shareholder enquiries

Shareholders who have further queries regarding the Entitlement Offer should call the Company’s share registry offer information line on 1300 737 760 (local call cost within Australia) or +61 2 9290 9600 (from outside Australia) at any time between 8:30am and 5:30pm (Sydney, Australia time), Monday to Friday (excluding public holidays).

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or to US persons (as defined in Rule 902(k) of the U.S. Securities Act). The fully paid ordinary shares in Immutep (Shares) to be offered and sold in the Entitlement Offer have not been, and will not be, registered under the United States Securities Act of 1933 (the U.S. Securities Act), or the securities laws of any state or other jurisdiction of the United States. Accordingly, the Shares may not be offered or sold to persons in the United States or US persons, unless they have been registered under the U.S. Securities Act, or are offered and sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This announcement contains certain “forward-looking statements” including statements regarding Immutep’s intent, belief or current expectations with respect to Immutep’s business and operations, market conditions, results of operations, financial condition, and risk management practices. The words “likely”, “expect”, “aim”, “should”, “could”, “may”, “anticipate”, “predict”, “believe”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements in this announcement include statements regarding the completion of the Entitlement Offer. Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance.

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